HAITONG SECURITIES USA LLC

STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69694

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALERS: Haitong Securities USA LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
340 Madison Avenue, 12th Floor
(No. and Street)

New York (City) NY (State) 10173 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sean Forbes 212-351-6012
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marks Paneth LLP
(Name – *if individual, state last, first, middle name*)

685 Third Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

☒ Certified Public Accountants
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sean Forbes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Haitong Securities USA LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

CFO

Mohan D. Buxani
Notary Public, State of New York
Registration No. 01BU6266896
Qualified In New York County
Commission Expires August 06, 2024

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Exemption Report pursuant to Securities and Exchange Commission Rule 17a5(d)(4)

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HAITONG SECURITIES USA LLC

CONTENTS

Marks Paneth LLP
685 Third Avenue
New York, NY 10017
P 212.503.8800
F 212.370.3759
markspaneth.com



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Haitong Securities USA LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Haitong Securities USA LLC as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Haitong Securities USA LLC as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Haitong Securities USA LLC's management. Our responsibility is to express an opinion on Haitong Securities USA LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Haitong Securities USA LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as Haitong Securities USA LLC's auditor since 2019.

Marks Paneth LLP

New York, New York
March 1, 2021



HAITONG SECURITIES USA LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2020

Assets

Cash	$	1,253,421
Fixed assets (net of accumulated depreciation of $4,962,660)		313,023
Artwork		622,409
Receivable from affiliates		305,118
Operating lease right of use asset		362,235
Prepaid expenses		28,720
Other assets		32,086
Total assets	$	**2,917,012**

Liabilities and member's deficit

Liabilities		
Accrued expenses	$	539,201
Operating lease liability		362,235
Other liabilities		80,784
Total liabilities		982,220
Subordinated borrowings		8,010,500
Member's deficit		(6,075,708)
Total liabilities and member's deficit	$	**2,917,012**

See accompanying notes to this financial statement.

HAITONG SECURITIES USA LLC
NOTES TO THE FINANCIAL STATEMENT

1. Organization and Nature of Business

Haitong Securities USA LLC (the "Company"), a New York Limited Liability Company, is a wholly owned subsidiary of Haitong International BVI (the "Parent"), a wholly-owned subsidiary of Haitong International Securities Group Limited, a publicy listed company. The Company was created on September 30, 2015 and was registered with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") as an introducing broker-dealer as of September 28, 2016. The principal businesses of the Company are to act as a broker-dealer, providing investment advisory services (including structured financial products), in mergers and acquisitions and acting as the U.S. broker-dealer for foreign broker-dealer affiliates pursuant to Rule 15a-6 of the Securities Exchange Act of 1934.

The Company's financial statements contain a substantial number of related party transactions with the Parent and affiliates. Therefore, the Company's accompanying financial statement may not be representative of the conditions that would have existed if the Company had been operated as an unaffiliated entity.

The Company has incurred recurring losses from operations, expects to do so in the future and has relied upon capital contributions and subordinated loan from the Parent to fund operating activities. The Company's ability to continue as a going concern is dependent upon the continued financial support from the Parent. Haitong International Securities Group Limited, the ultimate parent has indicated that it will provide additional capital as needed to sustain the Company one year from the date this financial statement is available to be issued.

2. Significant Accounting Policies

Basis of Presentation

The financial statements of the Company has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and reflects the following significant accounting policies.

Cash

The Company has cash held at a major financial institution. The Company at times maintains cash in deposit accounts in excess of Federal Deposit Insurance Corporation ("FDIC") limits. The Company has not experienced any losses in these accounts and believes it is not subject to any significant credit risk on these balances.

Income Taxes

The Company files an annual U.S. federal income tax return. In addition, the Company is included in the combined state and local income tax returns filed by Haitong International Securities (USA) Inc. ("HTIUS"), a wholly-owned subsidiary of Haitong International Securities Group Limited.

The Company accounts for income taxes in accordance with ASC Topic 740, *Income Taxes*, which generally requires the recognition of tax benefits or expenses on the temporary differences between the financial reporting and the tax basis of the assets and liabilities. If appropriate, deferred tax assets are adjusted by a valuation allowance, which reflects expectations of the extent to which such assets will be realized.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP may require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results may differ from those estimates.

Fixed assets

Depreciation is provided on a straight-line basis using estimated useful lives of three to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Fixed assets were contributed by the Parent at their net book values.

Artwork

The Company has acquired over time multiple pieces of artwork. The Company has recorded these pieces at cost in the statement of financial condition. Management does not believe that the artwork is impaired.

Off-Balance Sheet Risk

The Company acts as an agent for institutional customers and other broker-dealers in the purchase and sale of foreign securities. The Company executes and clears all of these foreign trades through a contractually obligated foreign affiliate. These trades are settled on a basis of either delivery or receipt versus payment. In the normal course of business, the Company's activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event a counterparty is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company monitors the credit standing of all counterparties with which it conducts business.

Accounts receivable and contract balances

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received. There are no contract assets as of January 1, 2020 and December 31, 2020.

Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the performance obligation is satisfied. As of January 1, 2020 there were $35,000 of contract liabilities. As of December 31, 2020, there were $70,000 of contract liabilities.

Financial Instruments – Credit Losses

Effective January 1, 2020, the Company adopted ASC Topic 326, *Financial Instruments – Credit Losses* ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update, the Company has the ability to determine there are no expected credit losses in certain circumstances (e.g., based on collateral arrangements or based on the credit quality of the borrower or issuer).

The Company identified the receivable from affiliates as impacted by the new guidance. ASC 326 specifies that the Company adopt the new guidance under the modified-retrospective basis by means of a cumulative-effect adjustment to the opening retained earnings as of the beginning of the first reporting period effective if required. The Company determined that no cumulative effective adjustment was required upon adoption.

The Company's conclusion that an allowance for credit losses was not required is based on the Company's expectation for the collectability of the receivable from affiliates utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees is not significant based on the contractual arrangement and expectation of collection in accordance with industry standards.

HAITONG SECURITIES USA LLC
NOTES TO THE FINANCIAL STATEMENT

Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, *Leases*. The Company is a lessee in a noncancellable operating lease, for office space. The Company recognized a lease liability and a right of use ("ROU") asset. The Company's adoption of ASC 842 did not have a cumulative-effect adjustment to retained earnings. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of the Company's leases are not readily determinable and accordingly, the Company used its incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes the lease cost associated with its short-term leases on a straight-line basis over the lease term.

3. Related Party Transactions

The Company has a Services Agreement with HICL to provide the Company with reimbursement of costs (plus 10%) for costs relating to the Company's operating expenses net of the agreement with HTIUS. At December 31, 2020, the related receivable under the agreement was $95,598 and is included in receivable from affiliate on the statement of financial condition.

The Company has an agreement with HTIUS to provide services such as premises, equipment, communications and support staff to HTIUS. At December 31, 2020, the related receivable under the agreement was $209,520 and is included in receivable from affiliate on the statement of financial condition.

The Company has a fee sharing agreement with the Affiliates whereby the Company provides capital markets and corporate finance services to the Affiliates. In addition, the Company paid HTIUS for support in providing the services to the Affiliates under the fee sharing agreement. These fees and expenses were paid in full at December 31, 2020.

The Company has an expense sharing agreement with Haitong International UK Limited ("HTIUK") whereby HTIUK provides IT support to the Company. These fees were paid in full at December 31, 2020.

The Company has obligations as a lessee from the Parent for office space, with initial noncancellable terms in excess of one year. The Company classified this lease as operating leases. The Company's lease does not include a termination option for either party to the lease or restrictive financial or other covenants.

Amounts reported in statement of financial condition as of December 31, 2020 were as follows:

Operating leases:

Operating lease ROU asset $362,235
Operating lease liability $362,235

HAITONG SECURITIES USA LLC
NOTES TO THE FINANCIAL STATEMENT

Maturities of lease liabilities under noncancellable operating leases as of December 31, 2020 are as follows:

2021	$	364,500
Total undiscounted lease payments		364,500
Less imputed interest		(2,265)
Total lease liability	$	362,235

4. Fixed Assets

As of December 31, 2020, the Company had fixed assets consisting of the following:

Software	$	1,350,094
Leasehold improvements		2,087,242
Computer equipment		584,548
Office equipment		240,709
Transmission equipment		476,515
Furniture		536,575
		5,275,683
Accumulated depreciation		(4,962,660)
	$	313,023

5. Income Taxes

At December 31, 2020, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company will file an annual U.S. federal income tax return for the tax year ended December 31, 2020. In addition, the Company is included in the combined state and local income tax returns filed by HTIUS.

As of December 31, 2020, the deferred tax assets in the amount of approximately $5,000,000 resulted primarily from timing difference between book and tax deductions relative to interest expense and goodwill amortization (the goodwill has been recorded for tax purposes only) as well as net operating loss carryforwards available for federal income tax purposes. The amount of gross net operating loss carryforwards as of December 31, 2020 is approximately $9,000,000, which have no expiration.

As of December 31, 2020, the Company set up a valuation allowance of approximately $5,000,000 against all of its deferred tax assets. The net change in the valuation allowance for the year ended December 31, 2020 was an increase of approximately $300,000. In assessing if deferred tax assets can be realized, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will not realize the benefits of these deferred tax assets.

6. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule, Rule 15c3-1, which requires the maintenance of minimum net capital, as defined, equal to the greater of $250,000 or 6.67% of aggregate indebtedness, as defined. At December 31, 2020, the Company had net capital of $633,436 which was $383,436 in excess of the amount required of $250,000.

HAITONG SECURITIES USA LLC
NOTES TO THE FINANCIAL STATEMENT

7. Subordinated Borrowings

The Company has a subordinated loan agreement with the Parent with an outstanding principal balance of $7,400,000. The subordinated loan has been approved by FINRA as qualifying subordinated debt (treated as equity) under the SEC's Uniform Net Capital Rule.

To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid. Interest accrues per annum on the principal at a rate of 3.00%. Accrued interest payable on this subordinated loan is considered as additional subordinated capital for purposes of computing net capital. The accrued interest payable at December 31, 2020, was $610,500. The maturity date for this subordinated loan is April 13, 2033.

8. Exemption from Rule 15c3-3

The Company claims exemption from SEC Rule 15c3-3 under section (k)(2)(i).

The Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients.

9. Commitment and Contingencies

The Company is subject to reviews and inspections by the SEC and FINRA. Additionally, from time to time the Company may be involved in various legal proceedings arising in the ordinary course of business. The Company does not believe that the outcome of any of these reviews, inspections, or other legal proceedings will have a material impact on the financial statement.

10. 401k Plan

The Company maintains a 401k plan (the "Plan") under the Safe Harbor provisions of section 401k of the Internal Revenue Code. The Plan is funded by employee and employer contributions. Employer contributions will equal 100% of employee contributions up to 4% of employee compensation.

11. Risks and Uncertanties

During 2020, the World Health Organization declared COVID-19 to constitute a "Public Health Emergency of International Concern." This pandemic has disrupted economic markets and the economic impact, duration and spread of the COVID-19 virus is uncertain at this time. The impact on financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company's results may be affected. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

12. Subsequent Events

The Company has evaluated subsequent events through March 1, 2021, the date on which the financial statement was available to be issued. Management has concluded that no subsequent events have occurred which would require disclosure or adjustment to the financial statement.